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Securities and Exchange Commission	E-mail: john.healy@cliffordchance.com
Division of Corporation Finance
100 F Street, N.E.	December 13, 2013
Washington, D.C. 20549-3628

Attention:      Mr. Daniel F. Duchovny

Re:	Cornerstone Therapeutics Inc.

Amendment No. 1 to Schedule 13E-3 filed by Cornerstone Therapeutics Inc. et. al.

File No. 005-79887, Filed November 27, 2013

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

File No. 000-50767, Filed November 27, 2013

Dear Mr. Duchovny:

We are responding on behalf of Cornerstone Therapeutics Inc. (“Cornerstone” or the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 9, 2013 (the “Comment Letter”). The comments relate to the above-referenced Amendment No. 1 to Schedule 13E-3 (the “Schedule 13E-3”) and Amendment No. 1 to the Preliminary Proxy Statement (the “Proxy Statement”) filed with the Commission on November 27, 2013. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. For your convenience, each of the Staff’s comments is repeated and followed by the applicable response.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”). Unless otherwise noted, page number references below are to the Amended Proxy Statement. Redlined copies of the Amended Proxy Statement and the Amended Schedule 13E-3 are being provided supplementally.

CLIFFORD CHANCE US LLP

Securities and Exchange Commission

December 13, 2013

Amended Schedule 13E-3

1.	Please include the information provided in response to prior comment 2 in the proxy statement.

Response: In response to the Staff’s comment, the disclosure on page 74 of the Amended Proxy Statement has been revised to add the information requested.

2.	We note the revisions made in response to our prior comment 18. Please provide us your legal analysis as to why Mr. Collard is not a filing person for purposes of the Schedule 13E-3.

Response: We respectfully submit that Mr. Collard is not required to be a filing person in respect of the Schedule 13E-3 because although he may be deemed to be an affiliate of the Company, he is not “engaged in” a going-private transaction within the meaning of Rule 13e-3(d). The following factors (which are factors identified by the Staff in published guidance regarding Rule 13e-3) support this conclusion:

•	Mr. Collard will not receive additional consideration for the shares of common stock beneficially owned by him – instead, in the Merger he will receive the same consideration per share of common stock as all of the Company’s other stockholders (other than Chiesi).

•	Mr. Collard has not been offered favorable improvements to the terms of this employment by the Company.

•	Mr. Collard has not been offered an equity participation in the Company following the Merger.

•	Mr. Collard has not been offered a seat on the Company’s Board following the Merger.

•	Mr. Collard will not be an active participant in the solicitation of proxies.

Amended Preliminary Proxy Statement

Summary Term Sheet, page 1

3.	We note your response to our prior comment 4. Please revise your summary term sheet to include a brief description of the principal advantages and disadvantages of the going private transaction.

Response: In response to the Staff’s comment, the disclosure on page 2 of the Amended Proxy Statement has been revised to add the information requested.

CLIFFORD CHANCE US LLP

Securities and Exchange Commission

December 13, 2013

Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee

Our Board of Directors’ Recommendation, page 34

4.	We note the revisions made in response to prior comment 19 and we reissue our comment. Your disclosure continues to address the fairness determination as to all security holders, including the unaffiliated security holders. Given that your unaffiliated security holders have interests different from your affiliated security holders, your disclosure does not appear to comply with Item 1014 of Regulation M-A. Please revise.

Response: As the Staff is aware, the Proxy Statement contains the following text, which was added in response to the Staff’s prior comments 19 and 22:

“While the Special Committee considered the fairness from the perspective of all our stockholders other than Chiesi and its subsidiaries, the members of the Special Committee determined that the same fairness analysis, and the same factors enumerated below, were applicable to an evaluation of fairness to the Company’s “unaffiliated security holders” (as defined in Rule13e-3 under the Exchange Act, in this case, the stockholders other than (i) Chiesi and its subsidiaries and (ii) the Company’s directors and officers). Accordingly, the Special Committee’s findings as to fairness include a finding that the Merger Agreement and the Merger are substantively and procedurally fair to the unaffiliated security holders.” (Emphasis added.)

We respectfully submit that this statement, and the accompanying disclosure regarding the Special Committee’s and the Board’s fairness analyses, satisfy the requirements of Item 1014 of Regulation M-A. Nothing in Item 1014 imposes substantive requirements as to how a special committee or board of directors should conduct a fairness analysis, nor does Item 1014 prohibit a special committee or board from conducting a fairness analysis that takes into account fairness as to both unaffiliated security holders and other shareholders. Here, the Special Committee and the Board each analyzed fairness from the perspective of all stockholders other than Chiesi and its subsidiaries, while taking into account (as disclosed in the Proxy Statement) the ways in which the interests of the Company’s executive officers and directors differed from those of other stockholders. In this case it is not possible to describe a fairness analysis directed solely to the perspective of the unaffiliated security holders because no such separate analysis was performed by the Special Committee or the Board.

Notwithstanding these considerations, in response to the Staff’s comment we have made further revisions to the disclosure on page 31 of the Amended Proxy Statement to provide supplemental explanations of the Special Committee’s position on fairness to the unaffiliated security holders.

CLIFFORD CHANCE US LLP

Securities and Exchange Commission

December 13, 2013

5.	We reissue prior comment 22. As we have noted previously, filing persons must provide disclosure of their fairness determination as to unaffiliated security holders. Thus, while the special committee and board may rely on the Lazard opinion, they must reconcile the different groups of security holders that each (Lazard on the one hand and the committee and board on the other) is obligated to address.

Response: We respectfully advise the Staff that we believe the revisions made in response to comment 4 effectively address this comment as well.

6.	Please disclose the substance of your response to prior comment 25.

Response: In response to the Staff’s comment, the disclosure on page 33 of the Amended Proxy Statement has been revised to add the information requested.

Opinion of Lazard Frères & Co. LLC, page 35

7.	We reissue the part of prior comment 26 in which we asked that you show how Lazard arrived at the multiples/values disclosed for the two discounted cash flows analyses.

Response: In response to the Staff’s comment, the disclosure beginning on page 39 of the Amended Proxy Statement has been revised to add the information requested.

8.	We reissue prior comment 7. Disclose briefly the results of the analyses conducted by Lazard in the “Other Written Presentations by Lazard.”

Response: In response to the Staff’s comment, the disclosure beginning on page 45 of the Amended Proxy Statement has been revised to add the information requested.

9.	Disclose the substance of your response to prior comment 31 in an appropriate location of the proxy statement.

Response: In response to the Staff’s comment, the disclosure on page 43 of the Amended Proxy Statement has been revised to add the information requested.

CLIFFORD CHANCE US LLP

Securities and Exchange Commission

December 13, 2013

Consultation with Jefferies, Financial Adviser to Chiesi, page 49

10.	We reissue prior comment 33. We note that the second paragraph of your response indicates you revised the disclosure to include certain data. We are unable to find such revisions; we also note that pages vi-ix in the May 2 materials and pages 5-8 in the July 15 materials appear to include disclosure responsive to our prior comment. Please advise or revise.

Response: We supplementally note for the Staff the current disclosure on pages 54 and 55 appearing in the first paragraph under the captions “Special Factors–Consultation with Jefferies, Financial Advisor to Chiesi–May 2, 2013 Preliminary Financial Analyses–Selected Public Companies Analysis” and “–Selected Precedent Transactions Analysis” in which, in response to the Staff’s prior comment, the disclosure was revised to include (i) the enterprise value ranges and fully diluted equity values ranges of the selected mature specialty pharmaceuticals companies and selected emerging specialty pharmaceuticals companies and (ii) the implied transaction value ranges of the selected precedent transactions, in each case that were utilized in deriving the selected multiples and implied per share equity reference ranges reflected in Jefferies’ analyses. Also, in response to the Staff’s prior comment, cross-references to Jefferies’ analyses were included on page 51 in the projections section of the Amended Proxy Statement to clarify the projections utilized in such analyses.

With respect to the balance of the Staff’s comment, we believe that the current disclosure reflects the information noted by the Staff. Specifically, to the extent material or relevant to Jefferies’ analyses and reflected in Jefferies’ May 2, 2013 and July 15, 2013 preliminary discussion materials prepared for Chiesi management, (i) both Company management projections (referred to in the Amended Proxy Statement as the “Company April Forecast”) and Chiesi management projections (referred to in the Amended Proxy Statement as the “Chiesi Adjusted April Forecast” and the “Chiesi Adjusted July Forecasts–Case #2 financial projection”) have been disclosed on page 51 of the Amended Proxy Statement and the ranges of terminal EBITDA multiples and discount rates utilized, and resulting per share equity reference ranges derived, from Jefferies’ discounted cash flow analyses have been disclosed on page 53 and 56 of the Amended Proxy Statement under the captions “Special Factors–Consultation with Jefferies, Financial Adviser to Chiesi–May 2, 2013 Preliminary Financial Analyses–Discounted Cash Flow Analysis” and “–July 15, 2013 Preliminary Financial Analysis–Discounted Cash Flow Analysis” (reflecting information on pages vi and vii of the May 2 materials and, with respect to the Case #2 financial projection of the Chiesi Adjusted July Forecasts, page 7 of the July 15 materials (the Case #2 financial projection has been disclosed in detail in the Amended Proxy Statement as this forecast is reflective of the middle range of Chiesi’s assumptions and representative of the forecasts focused upon by Chiesi, although material differences between this forecast and other illustrative forecast scenarios prepared by Chiesi management reflected on pages 5,

CLIFFORD CHANCE US LLP

Securities and Exchange Commission

December 13, 2013

6, and 8 of Jefferies’ July 15 materials also have been described in the Amended Proxy Statement), (ii) the selected companies considered in Jefferies’ selected public companies analysis, the ranges of observed calendar years 2013 and 2014 estimated revenue and EBITDA multiples of the selected companies, the selected ranges of such multiples applied in such analysis and the resulting implied per share equity reference ranges from such analysis, based both on Company management and Chiesi management projections, have been disclosed on page 54 of the Amended Proxy Statement under the caption “Special Factors–Consultation with Jefferies, Financial Adviser to Chiesi–May 2, 2013 Preliminary Financial Analyses–Selected Public Companies Analysis” (reflecting information on page viii of the May 2 materials) and (iii) the selected transactions considered in Jefferies’ selected precedent transactions analysis, the ranges of observed latest 12 months revenue and EBITDA multiples of the selected transactions, the selected ranges of such multiples applied in such analysis and the resulting implied per share equity reference ranges from such analysis, based both on Company management and Chiesi management projections, have been disclosed on page 55 of the Amended Proxy Statement under the caption “Special Factors–Consultation with Jefferies, Financial Adviser to Chiesi–May 2, 2013 Preliminary Financial Analyses–Selected Precedent Transactions Analysis” (reflecting information on page ix of the May 2 materials). As noted above, in response to the Staff’s prior comment, the ranges of enterprise values and fully diluted equity values (in the case of the selected companies) and ranges of transaction values (in the case of the selected transactions) from which observed multiples were derived also have been disclosed and cross-references to Jefferies’ analyses were included in the projections section of the Amended Proxy Statement, as applicable.

Form of Proxy Card

11.	We reissue prior comment 51. We note that the revision made in response to our comment does not appear to have been made to the form of proxy card.

Response: We respectfully advise the Staff that in response to prior comment 51, the first page of the proxy card was revised to be marked as preliminary. In response to the Staff’s comment, the second page of the proxy card has been similarly marked.

CLIFFORD CHANCE US LLP

Securities and Exchange Commission

December 13, 2013

Each filing person has advised us it acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any further questions or comments, please do not hesitate to call me at (212) 878-8281.

Very truly yours,

/s/ John A. Healy

John A. Healy